Via Facsimile and U.S. Mail
Mail Stop 6010

May 8, 2008

Mr. Charles A Rowland, Jr.
Executive Vice President, Chief Financial Officer
 and Treasurer
Endo Pharmaceuticals Holdings, Inc.
100 Endo Boulevard
Chadds Ford, Pennsylvania 19317

Re: Endo Pharmaceuticals Holdings, Inc.
Form 10-K for Fiscal Year Ended December 31, 2007
Form 10-Q for the Quarterly Period Ended March 31, 2008
File No. 1-15989

Dear Mr. Rowland:

        We have reviewed your filing and have the following comments. We have
limited our review to only your financial statements and related disclosures and do not
intend to expand our review to other portions of your documents. In our comments, we
ask you to provide us with information to better understand your disclosure. Where a
comment requests you to revise disclosure, the information you provide should show us
what the revised disclosure will look like and identify the annual or quarterly filing, as
applicable, in which you intend to first include it. If you do not believe that revised
disclosure is necessary, explain the reason in your response. After reviewing the
information provided, we may raise additional comments and/or request that you amend
your filing.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2007

<u>Financial Statements</u>

<u>Note 8 – Note Receivable, page F-32</u>

1. You disclosed that the note receivable of $46 million due from Vernalis Development at December 31, 2007 was secured by future royalty and milestone payments of the rights to market Frova in North America. Please disclose the following:
   - The factors that you considered in concluding that this loan was not impaired at December 31, 2007 and how you considered the uncertainty of the amount of sales and royalty payments in your analysis,
   - The assumptions used to determine the present value of the future royalty payments,
   - The assumptions used to determine the present value of the potential milestone payments,
   - How the withdrawal of the supplemental application of Frova with the FDA affects the present value of the royalty and milestone payments.

   Please refer to paragraphs 8 and 10 of SFAS 114.

Form 10-Q for the quarterly period ended March 31, 2008

<u>Note 4. Marketable Securities, page 11</u>

2. You classified $303.3 million in auction-rate securities as long-term investments. You disclosed that these securities became illiquid due to recent failed "Dutch auctions". Please disclose the following:
   - The dollar amount of your auction-rate securities comprised of student loans classified according to the underlying credit rating, excluding the financial guarantee credit rating,
   - The dollar amount of your auction-rate securities comprised of municipal bonds classified according to the underlying credit rating, excluding the financial guarantee credit rating,
   - The "penalty" or "maximum" interest rates and the related amounts that you earn on student loan and municipal bond auction-rate securities for which there is insufficient demand at "Dutch auction",
   - The range of your exposure to losses given that auction rate securities have been trading recently at significant discounts to their par amount,
   - The significant assumptions used in your valuation methods, including the illiquidity assumption, if applicable.

Note 8. Note Receivable, page 22

3. Please tell us the basis for reclassifying your note receivable balance in your March 31, 2008 Form 10-Q of $46.7 million to an intangible asset upon your amendment to the loan agreement in February 2008 given the uncertainty in future sales levels.

* * * *

Please provide us the information requested within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Please furnish a letter with your responses that keys your responses to our comments. Detailed letters greatly facilitate our review. You should furnish the letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Gus Rodriguez, Staff Accountant at (202) 551-3752, or Mary Mast, Senior Accountant, at (202) 551-3613 if you have questions regarding these comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant